Longbau Group, Inc.

No. 100-11, Sec. 1., Zhongqing Rd.,

North Dist., Taichung City 404

Taiwan ROI

November 18, 2016

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Longbau Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed April 14, 2016 File No. 333-194583

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Longbau Group, Inc. (the “Company”) dated November 4, 2016.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 9A. Management’s Report in Internal Control over Financial Reporting, page 16

Staff Comment 1: We note that you included management’s assessment of the effectiveness of internal control over financial reporting; however, your report does not include a statement as to whether or not internal control over financial reporting is effective as required by Item 308 of Regulation S-K. Please revise.

Response: We have revised the Item 9A disclosure in an Amendment to the Form 10-K for the year ended December 31, 2015 (the “Amendment”) to include a statement as to whether or not internal control over financial reporting is effective. The Amendment is being filed with this letter. The disclosure shall read as follows:

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The internal controls for the Company are provided by executive management's review and approval of all transactions.  Our internal control over financial reporting also includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of these controls.

Based on this assessment, management has concluded that as of December 31, 2015, our internal control over financial reporting was not effective due to the material weaknesses in our control environment and financial reporting process mentioned above.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the Company’s status as an emerging growth company under the Jumpstart Our Business Startups Act of 2012.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Nail Law Group, company counsel, at (415) 488-5581.

Sincerely,

/s/ Tsai Ko
Tsai Ko
Chief Executive Officer

CC:	Nail Law Group